AMENDMENT NO. 1 TO

BLOCKCHAIN ADMINISTRATION AND DEVELOPMENT AGREEMENT

THIS AMENDMENT is made as of April 25, 2022 by and between Arca U.S. Treasury Fund, a Delaware statutory trust, with its principal office and place of business at 4551 Glencoe Avenue, Suite 350, Marina del Ray, CA 90292 (the “Fund”), and Arca Capital Management, LLC a Delaware limited liability company, with its principal office and place of business at 4551 Glencoe Avenue, Suite 350, Marina del Ray, CA 90292 (the “Blockchain Administrator”).

WHEREAS, the Fund and the Blockchain Administrator entered into a Blockchain Administration and Development Agreement (the “Agreement”) dated as of [DATE, 2020], pursuant to which the Adviser provides the Fund with certain blockchain and administrative services as set forth in the Agreement; and

WHEREAS, the Fund and the Blockchain Administrator desire to amend the Agreement as set forth herein.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, the Fund and the Adviser hereby agree as follows:

1.	References to “ERC-1404 compatible digital securities” throughout the Agreement are replace by references to “ERC-20 compatible digital asset securities.”

2.	Section 7 – Duration and Termination of this Agreement. Section 7 is hereby replaced in its entirety by the following:

(a)        This Agreement shall become effective as of the first date above written. This Agreement may be terminated at any time, without the payment of any penalty, upon 30 days' written notice, by either Party. The provisions of Section 5 of this Agreement shall remain in full force and effect, and the Blockchain Administrator shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Blockchain Administrator shall be entitled to any amounts owed under Section 4 through the date of termination or expiration, and Section 5 shall continue in force and effect and apply to the Blockchain Administrator and its representatives as and to the extent applicable.

(b)       This Agreement shall continue in effect for two years from the initial effective date of this Agreement, and thereafter shall continue automatically for successive annual periods, unless terminated in accordance with Section 7(a) hereof.

3.	Except as expressly amended hereby, all terms and provisions of the Agreement are and shall remain in full force and effect, and all references to the Agreement shall henceforth
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refer to the Agreement as amended by this Amendment. Effective as of the date hereof, this Amendment shall be deemed incorporated into, and form a part of, the Agreement.

4.	The Agreement, as amended by the Amendment, constitutes the entire agreement between the Parties hereto and supersedes any prior agreement between those Parties with respect to the subject matter hereof, whether oral or written.

5.	This Amendment may be executed in two or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

ARCA U.S. TREASURY FUND

By:	/s/ Jerald David
Name:	Jerald David
Title:	President

ARCA CAPITAL MANAGEMENT, LLC

By:	/s/ Phil Liu
Name:	Phil Liu
Title:	Chief Legal Officer

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